Exhibit 6

Ned L. Sherwood

4731 North Highway A1A

Suite 213

Vero Beach, FL 32963

Tel: (772) 226-7923

Fax: (772) 231-0207

May 14, 2014

The Board of Directors

Barnwell Industries

1100 Alakea Street, Suite 2900

Honolulu, HI 96813

To the Board:

It has been almost five months since my last letter to you in which I chronicled horrendous operating results at Barnwell Industries and what I believe is the Board’s gross negligence in failing to take constructive actions to stem the Company’s steep decline.

Since such letter, the independent directors did consent to having a conference call with me in early March. On this call, I discussed my concerns with Barnwell’s current and past performance and suggested actions that I believe would clearly improve the Company’s performance and benefit all shareholders. Shockingly, only one of the independent Board members actively participated (Ahron Haspel), and in response to my question about the excessive compensation paid to Morton Kinzler, Alex Kinzler, and Russell Gifford, Mr. Haspel stated that as Chair of the Compensation Committee, he did not think the management should be blamed for the poor performance because the Hawaiian real estate and Canadian gas industries have been problematic. Obviously, Mr. Haspel’s comment (remarkably the only substantive comment by any of the seven independent Board members during our approximately one hour call!) is not constructive. I have proposed actions that could be taken to benefit the shareholders and Barnwell’s performance, notwithstanding difficult industry conditions.

I heard nothing on that March call that gave me any confidence that the so-called independent Board members are engaged, let alone that the Company has any strategy to build shareholder value. Furthermore, my request for certain corporate books and records last year was rejected despite my legal rights under Delaware corporate law.

Based on the results of the March 3, 2014 corporate election, it is clear to me that the unaffiliated Barnwell shareholders are fed up with the ineptitude of Barnwell’s management and Board. Only 4,740,108 votes were cast for Morton Kinzler, of which I believe approximately 3.8 million votes may have come from management and close affiliates. Therefore, I believe Morton may have received less than 1 million votes from independent shareholders versus 1,760,988 votes in opposition. The independent shareholders voted by nearly 2 to 1 margin to remove him from the Board!

Over the past year, I have learned a great deal about Morton and the Company’s relationship with Dr. Joseph Magaro (1,263,060 shares or 15.3% held) and Dr. David Sudarsky (727,600 shares or 8.8% held) (the “Doctors”). These two Doctors have held their Barnwell shares since the 1980s and, therefore, like all long-term Barnwell common shareholders, have essentially seen no value appreciation for almost 35 years! Nonetheless, they both continue to support Morton and the family management team!

I believe the reason that the Doctors continue to support Morton and the poorly performing management team is that unlike all other common shareholders, Dr. Sudarsky and Dr. Magaro own 11.875% and 11.03% respectively of working interests in some of Barnwell’s most successful oil and gas properties. Therefore, while all other Barnwell shareholders suffer with no dividends and no stock price appreciation, the Doctors have reaped millions over the years from their working interests in Barnwell properties – and they have tacitly allowed Morton, Alex, and Russell to reap benefits in salary and perks from the Company in spite of the Company’s horrendous performance.

The following table clearly shows why the Doctors continue to support the Kinzlers.

	Doctors’ Income from Barnwell Managed Projects	Barnwell Dividends To Common Shareholders
2013	$1,409,000	$0.00
2012	$1,062,000	$0.00
2011	$1,838,000	$0.00
2010	$2,323,805	$0.00
2009	$1,566,387	$0.00

Total	$8,199,192	$0.00

It is clear to me that Morton Kinzler has managed over the years to retain effective control of Barnwell through his relationship with Doctors Sudarsky and Magaro, and the extension of various personal benefits to them at the expense of other shareholders, such as the exclusive opportunity to participate in various Barnwell managed projects described above and extension of various professional services. Effectively, Mr. Kinzler has been buying Doctors Sudarsky’s and Magaro’s vote with Barnwell’s resources. In fact, at one point in the past, Barnwell even co-signed on a loan for Dr. Magaro’s benefit relating to the oil wells.

In addition, it has come to my attention that Mr. Kinzler’s control over Dr. Sudarsky’s shares included in recent years an actual power of attorney for the benefit of Mr. Kinzler that allowed him to vote Dr. Sudarsky’s Barnwell shares. I am puzzled as to how Mr. Kinzler has failed to make any recent disclosure regarding such power of attorney, as it would clearly require immediate disclosure on his part under federal securities law. Obviously, many independent shareholders (including me) have purchased Barnwell shares without knowing this material item. Even more troubling, it has come to my attention that in recent years Mr. Kinzler managed to work his close relationship with Dr. Sudarsky to rewrite his 1998 will and replace it with a new will in 2010 that now makes Mr. Kinzler Dr. Sudarsky’s estate’s executor and possible head of Dr. Sudarsky’s newly established charitable foundation. Dr. Sudarsky’s recent passing now positions Mr. Kinzler to take absolute control over the 8.8% Barnwell interest that belongs to the Sudarsky estate. I believe this would have a dramatic and immediate effect on the value of Barnwell, as it would further entrench the incumbent Kinzler Board and management team.

I believe Mr. Kinzler’s actions show an absolute disregard to disclosure and fiduciary obligations he owes to all Barnwell shareholders. I hereby demand that he immediately provide full disclosure to shareholders about his relationship with the Sudarsky estate and the extent to which he controls the estate’s stake in Barnwell and the extent (if any) to which he influences Dr. Magaro, such that shareholders can determine their next steps. I believe that

Barnwell’s Board (which contains six “so-called” lawyers who should understand securities laws) immediately put Morton Kinzler on administrative leave without pay pending a complete investigation by the Independent Directors. I demand that the investigation determine what Alexander Kinzler and Russell Gifford also knew about Morton’s undisclosed influence on the Doctors.

Obviously, the Board should not let this tacit alliance among the two Doctors and the Kinzlers continue. The Board has a fiduciary duty to ALL shareholders, and the grossly negligent oversight by the Board has led to a massive shift of shareholder wealth directly to the Kinzler family. I would be supportive of any shareholder-led effort to hold the Kinzlers and the Board personally accountable.

I plan to continue to attempt to take actions in order to stem Barnwell’s decline and stop the “looting” of the Company by the Kinzlers and Barnwell’s inattentive Board. I encourage all shareholders to continue to express their dissatisfaction with Barnwell’s performance.

Lastly, I suggest that all shareholders read the April 20, 2014 article written by Alan Yonan, Jr. in the Honolulu Star Advertiser. In this article, Alan Yonan summarizes the 2013 compensation at Hawaii’s publicly traded companies. He writes “Barnwell Industries, Inc., the state’s smallest listed company, paid its CEO the most in relation to the firm’s market capitalization. CEO Morton Kinzler received $805,580 last year – an amount equal to 3.1 percent of the company’s market cap of $26 million. Kinzler was compensated at a rate significantly higher than the rest of the CEOs, who received on average an amount equal to 0.25 percent of market cap.”

Hopefully, the independent Directors of Barnwell read the local newspaper. If the Board were to cut Morton’s salary to that of the average Hawaii CEO, Morton would be paid $62,500, not the nearly $900,000 he currently receives. However, given that he has not been “active in the business for years,” I believe the appropriate remuneration should be $0, and shareholders should demand monetary restitution.

As in my past letters, I encourage the independent Board members to act in the best interests of all shareholders. I have made suggestions that I am certain would benefit all Barnwell shareholders. Board actions are long overdue. Given my recent findings, it would be clear gross negligence (words I hope the six lawyers understand) not to take strong measures immediately.

Sincerely,

/s/ Ned L. Sherwood